February 13, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Fenwick & West LLP
Incoming letter dated February 7, 2012

Based on the facts presented, the Division will not object if a Company does not comply with the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 with respect to restricted stock units granted and to be granted pursuant to a written compensatory equity incentive plan in the manner and subject to the terms and conditions set forth in your letter. This position will remain in effect until the Company otherwise becomes subject to Exchange Act registration or reporting requirements with respect to any other class of its securities.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Kim McManus
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2012

Mail Stop 4561

Robert A. Freedman
Fenwick & West LLP
801 California Street
Mountain View, California 94041

Re: Fenwick & West LLP

Dear Mr. Freedman:

In regard to your letter of February 7, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Fenwick
FENWICK & WEST LLP
SILICON VALLEY 801 CALIFORNIA STREET MOUNTAIN VIEW, CA 94041
TEL: 650.988.8500 FAX: 650.938.5200 WWW.FENWICK.COM

Section 12(g)
Securities Exchange Act of 1934

February 7, 2012

Via Email

Thomas Kim, Esq.
Office of Chief Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Email: CFLetters@sec.gov

Re: Request for Exemptive Relief from Registration under Section 12(g) of the Securities Exchange Act of 1934

Dear Mr. Kim:

We hereby request that the Staff of the Division of Corporation Finance (the "***Staff***") grant an exemption under Section 12(h) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), or grant no-action relief, from the registration requirements of Section 12(g) of the Exchange Act with respect to restricted stock units ("***RSUs***") issued to employees, directors and certain consultants by an entity (the "***Company***") that does not have a class of securities registered or required to be registered under Section 12 of the Exchange Act and is not otherwise required to file reports pursuant to Section 15(d) of the Exchange Act.

RSUs represent the right to receive a specified number of shares of the common stock of the Company upon settlement if certain conditions are met prior to the expiration of the RSUs (generally seven to ten years from the date of grant). These conditions generally include requirements regarding continued employment by the holder for a specified period of time, the attainment of certain performance milestones or both. In addition, in certain cases, the conditions can include attainment of specified future events, such as the occurrence of a change of control of the Company or the occurrence of an initial public offering (collectively a "***Liquidity Event***"). In these latter situations, RSUs for which the specified future events have not yet occurred will not be forfeited upon termination of employment, but will continue to be the property of the holder and will be settled if and when the specified Liquidity Event occurs, prior to the expiration of the RSU. In any event, upon settlement, the Company will issue the required number of shares or, if the Company has reserved the right to do so, cash, equal to the fair market value of such shares. No payment is required by the RSU holder upon settlement.

Holders of RSUs will not, by virtue of such holdings, own common stock, will have no voting, dividend, liquidation or other rights of stockholders and will not be reflected as stockholders in the Company's records until shares of common stock are issued pursuant to the RSUs.

In all cases, the RSUs will be issued under written compensatory equity incentive plans established by the Company, its parents, its majority-owned subsidiaries or majority-owned subsidiaries of the Company's parents. The RSUs will be held only by those persons described in Rule 701(c) under the Securities Act of 1933, as amended (the "***Securities Act***"), which consists of employees and directors of, and consultants to, the Company or the transferees as described in the next sentence and next paragraph. Pursuant to terms set forth in the written equity incentive plan, the written RSU agreements entered into with RSU holders, other enforceable written agreements by or against the RSU holders and the Company, or the Company's bylaws or certificate or articles of incorporation, RSUs and, prior to settlement, the shares issuable thereunder, may not be transferred by the persons who initially receive the RSUs from the Company other than (i) to persons who are family members (as defined in Rule 701(c)(3) under the Securities Act) of the holder through gifts or domestic relations orders or to an executor or guardian of the holder upon the RSU holder's death or disability until the Company becomes subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or is no longer relying on the relief sought in this letter, (ii) to the Company, or (iii) in connection with a change of control or other acquisition transaction involving the Company, if after such transaction the RSUs no longer will be outstanding and the Company no longer will be relying on the relief sought in this letter. Similarly, the written equity incentive plan, the written agreements, the bylaws or the certificate or articles of incorporation described in the previous sentence will provide that the RSUs and the shares issuable thereunder are restricted as to any pledge, hypothecation, or other transfer, including any short position, any "put equivalent position" (as defined in Rule 16a-1(h) of the Exchange Act), or any "call equivalent position" (as defined in Rule 16a-1(b) of the Exchange Act) by the RSU holder prior to settlement of the RSU, except in the circumstances permitted in the preceding sentence, until the issuer becomes subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or is no longer relying on the relief sought in this letter. Moreover, except as described in the next paragraph, a transferee of the RSU may not transfer the RSU under any circumstances. Further, the Company will agree in the written equity incentive plan, the written agreement with the RSU holder or in another written agreement enforceable against the Company to provide the RSU holder with the information specified in Rule 12h-1(f)(vi) under the Exchange Act (under the conditions specified therein) until such time as it becomes subject to the reporting requirements of section 13 or 15(d) of the Exchange Act or is no longer relying on the relief sought in this letter.

In addition, any transferee receiving the RSU, or shares issuable thereunder prior to settlement, may only transfer the RSU upon the death of such transferee. A subsequent transferee who receives the RSU upon the death of the transferor may further transfer such RSU only upon such subsequent transferee's death. The restrictions on subsequent transfer by a transferee will be included in the Company's written compensatory equity incentive plan, a written agreement or the Company's bylaws or certificate or articles of incorporation, and the

Company will require any such transferee to acknowledge in writing that the RSU is subject to such restrictions.

I. Discussion

A. Exchange Act Registration Requirements

As a general rule, Section 12(g) of the Exchange Act and Rule 12(g)(1) of the rules adopted under the Exchange Act require every issuer meeting the jurisdictional requirements of the Exchange Act that has total assets of more than $10 million and a class of equity security held of record by 500 or more persons to register that class of equity security under the Exchange Act. Section 3(a)(11) of the Exchange Act defines "equity security" as "any stock or similar security...or any security convertible, with or without consideration, into such a security." We believe the RSUs are deemed to be an equity security for purposes of Section 12(g), and, absent the relief requested herein, the Company would become subject to the registration and reporting requirements of the Exchange Act at such time as it had 500 or more holders of record of RSUs.

Section 12(g) was added to the Exchange Act by Section 3(c) of the Securities Acts Amendments of 1964, Pub. L. 88-467; 78 Stat. 565 (the "***1964 Amendments***"). The purpose of the 1964 Amendments has been expressed in various ways:

(a) The preamble to the legislation states that its purpose was "to extend disclosure requirements to the issuers of additional publicly traded securities."

(b) A report of the House Committee on Interstate and Foreign Commerce accompanying H.R. 6793, the version of the bill introduced in the House of Representatives, states that "Section 3(c) of the bill would ... provide for registration of securities traded in the over-the-counter market and for disclosure by issuers thereof comparable to the registration and disclosures required in connection with listed securities." H.R. 6793, U.S. Code Cong. and Admin. News, 88th Cong. 2d Sess., at pages 3027-3028.

(c) A release of the Securities and Exchange Commission (the "***Commission***"), citing a report on its study that made the legislative recommendations on the basis of which the 1964 Amendments were enacted, describes the scope of the registration and reporting provisions of the Exchange Act as extending "to all issuers presumed to be the subject of active investor interest in the over-the-counter market." Exchange Act Release No. 18189, October 20, 1981 (citing Report of the Special Study of Securities Markets of the Commission, House Committee on Interstate and Foreign Commerce, H.R. Doc. No. 95, pt. 3, 88th Cong. 1st Sess. (1963) at pages 60-62).

(d) A later release of the Commission states that the numerical thresholds contained in Section 12(g) were selected because it was believed "that issuers in these categories had sufficiently active trading markets and public interest and consequently were in need of mandatory disclosure to ensure the protection of investors." Exchange Act Release No. 23407, July 8, 1986.

All of the above strongly suggest that it was not the intent of Congress to require Exchange Act registration of securities such as RSUs because they are neither "securities traded in the over-the-counter market" nor subject to any active investor interest insofar as they are not transferable.

Additionally, in SEC Release No. 34-56887 (Dec. 7, 2007) (the "***Rule 12h-1 Release***"), in noting the appropriateness of exempting compensatory stock options from the registration requirements of Section 12(g), the Commission stated that securities issued in connection with employee benefit plans do not require the same level of regulation as securities traded in public markets:

> "We believe that the characteristics of many employee benefit plans, which are by their own terms limited to employees, not available to the general public, and subject to transfer restrictions, obviate the need for applicability of all the rules and regulations aimed at public trading markets." Rule 12h-1 Release, note 24.

In our view, the RSUs described above warrant similar treatment to that afforded compensatory stock options.

B. Authority to Grant Relief

Section 12(h) of the Exchange Act allows the Staff to exempt an issuer from the registration requirements of Section 12(g) if it finds, "by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer, or otherwise, that such action is not inconsistent with the public interest or the protection of investors."

C. Appropriateness of Exemption or Other Relief

We believe that it would be appropriate for the Staff to grant an exemption or no-action relief from the registration requirements of Section 12(g) for the issuance of RSUs that meet conditions set forth above in this letter, which are similar to those set for in Rule 12h-1(f) for the issuance of stock options, because such exemption or relief would be consistent with the standards articulated in Section 12(h) and Rule 12h-1. We believe that neither the public interest nor the protection of investors will be furthered by requiring a Company to meet the registration requirements of the Exchange Act if it were to have 500 or more holders of RSUs for the reasons discussed below.

1. Number of Public Investors

The first factor specified in Section 12(h) is the number of public investors in the issuer. Because the Company will grant RSUs without the requirement for the payment of cash or other tangible consideration by the RSU holder, holders of RSUs should not be regarded as investors in the Company. Moreover, other than in limited circumstances, as described above, the RSUs cannot be pledged, hypothecated or otherwise transferred. The restrictions on subsequent transfer by a transferee will be included in the Company's written compensatory equity incentive plan, a written agreement or the Company's bylaws or certificate or articles of incorporation, and the Company will require any such transferee to acknowledge in writing that the RSU is subject to such restrictions. Therefore, it would not be possible for RSUs to be held by public investors.

2. Trading Interest

The second factor specified in Section 12(h) is the level of trading interest in a Company's equity securities. For the reasons discussed in the preceding paragraph, there will be no trading interest in the RSUs.

3. Nature of Issuer

The last factor specifically set forth in Section 12(h) is the nature and extent of the activities of the issuer and the income or assets of the issuer. While the assets and income of the Companies that would rely on this letter will vary, any such Company will be a private company. We note that the fact that the Company's business is large with a large number of employees should not be disqualifying. See, for example, *Kinko's, Inc.* (Nov. 30, 1999) and *Starbucks Corporation* (Apr. 2, 1992).

4. Information Provided

We believe that the underlying reasons for the informational requirements set forth in Rule 12h-1(f) equally apply in the case of the RSUs. As noted in the Rule 12h-1 Release:

> "the type and amount of disclosure needed in a compensatory securities transaction differs from that needed in a capital-raising transaction. In a bona fide compensatory arrangement, the issuer is concerned primarily with compensating the employee-investor rather than maximizing its proceeds from the sale. Because the compensated individual has some business relationship, perhaps extending over a long period of time, with the securities issuer, that person will have acquired some, and in many cases, a substantial amount of knowledge about the enterprise. The amount and type of disclosure required for this person is not the same as for the typical investor with no particular connection with the issuer."

As previously stated, the Company will provide RSU holders the same type of information (and at the same frequency and under the same conditions) required to be provided to holders of stock options under Rule 12h-1(f)(1)(vi).

We believe that the appropriateness of granting the Company the exemption or no-action relief requested in this letter is evidenced by the specific no-action positions taken by the Staff in *Facebook, Inc.* (Oct. 14, 2008), *Zynga Inc.* (June 17, 2011) and *Twitter, Inc.* (Sept. 13, 2011), which similarly sought exemptive or no-action relief from the registration requirements of Section 12(g) of the Exchange Act with respect to restricted stock units.

II. Conclusion

Because of the absence of public investors and trading interest in RSUs, we believe that there is no need for the disclosure of the information required by the Exchange Act and that neither the public interest nor protection of investors would be furthered by requiring a Company to register its RSUs under the Exchange Act. Under the standards articulated in Section 12(h) of the Exchange Act, we believe that a Company that meets the conditions set forth in this letter should receive relief from registering the RSUs under Section 12(g) of the Exchange Act.

We respectfully request that the Staff issue an exemptive order pursuant to Section 12(h) of the Exchange Act, or otherwise take a no-action position, relieving the Company from the obligation to register under Section 12(g) of the Exchange Act, any RSUs it issues under its written compensatory equity incentive plans. We further request that this order or grant of no-action relief remain in effect until such time as the Company becomes a public reporting company under the Exchange Act or is required to register under the Exchange Act with respect to any other class of its securities other than the RSUs.

The relief requested is limited to RSUs that meet the conditions set forth in this letter and does not include a Company generally or encompass any other securities a Company may issue, including shares of common stock that may be issued upon settlement of the RSUs.

In accordance with footnote 68 of Securities Act Release No. 33-7427 (July 1, 1997), we are transmitting one copy of this letter by email. If for any reason you do not concur with our conclusions, we would appreciate the opportunity to confer with members of the Staff by telephone prior to any written response to this letter. The telephone number of the undersigned is 650-335-7292.

Very truly yours,

/s/ Robert A. Freedman

Robert A. Freedman
Fenwick & West LLP
801 California Street
Mountain View, California 94041

cc: Daniel J. Winnike, Fenwick & West LLP
Scott P. Spector, Fenwick & West LLP